QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

NORTH AMERICAN PALLADIUM LTD.
MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

        This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of North American Palladium Ltd. (the "Corporation") to be used at the annual and special meeting (the "Meeting") of the shareholders of the Corporation (the "Shareholders") to be held at the time, place and for the purposes indicated in the enclosed Notice of Annual and Special Meeting of Shareholders (the "Notice") and any adjournment thereof. The solicitation of proxies will be made primarily by mail but proxies may also be solicited personally, by facsimile or by telephone by directors, officers or other employees of the Corporation for which no additional compensation will be paid. The cost of the solicitation will be borne by the Corporation. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from Shareholders of the Corporation.

        Shareholders unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to forward it to Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.

APPOINTMENT AND REVOCATION OF PROXY

        The persons named in the enclosed form of proxy are directors or officers of the Corporation and are the proxyholders nominated by the board of directors of the Corporation (the "Board"). A Shareholder has the right to appoint a person to attend and act on the Shareholder's behalf at the Meeting other than the persons named in the enclosed form of proxy. To exercise this right, a Shareholder must strike out the names of the nominees of management named in the form of proxy the Shareholder is signing and insert the name of the Shareholder's nominee in the blank space provided on the form of proxy. A person appointed as proxyholder need not be a Shareholder of the Corporation.

        A Shareholder executing the enclosed form of proxy has the right to revoke the proxy (i) by depositing an instrument in writing, including another completed form of proxy, executed by the Shareholder or the agent thereof duly authorized in writing or, if the Shareholder is a corporation, by an officer thereof duly authorized in writing, at the executive office of the Corporation in Toronto, Ontario or with Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the Meeting or any adjournment thereof, (ii) by depositing such instrument with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (iii) in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

        The common shares (the "Common Shares") of the Corporation represented by the enclosed form of proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted FOR the resolutions referred to in the form of proxy.

        If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING OF SHARES

        Most Shareholders are non-registered or beneficial shareholders and not registered shareholders. Their Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as The Canadian Depository for Securities Limited or the Depository Trust Company). Intermediaries have obligations to forward meeting materials to beneficial Shareholders, unless otherwise instructed by the beneficial Shareholder (and are required to do so in some cases despite such instructions).

        Only registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders should follow the directions of intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide beneficial Shareholders with either: (a) a voting instruction form for completion and execution by the beneficial Shareholder, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the beneficial owner, but otherwise incomplete. These are procedures to permit beneficial Shareholders to direct the voting of the Common Shares which they beneficially own.

        If a beneficial Shareholder wishes to attend and vote in person at the Meeting, such a Shareholder must insert its own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary and carefully follow the intermediary's instructions for return of the executed form or other method of response.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

        At the date hereof, to the knowledge of management of the Corporation, no person has any interest by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

        The holders of Common Shares whose names appear on the list of Shareholders prepared as of the close of business, Toronto time, on April 18, 2008 (the "Record Date") will be entitled to notice of and to vote at the Meeting and any adjournment thereof if present or represented by proxy. The list of Shareholders will be available for inspection during normal business hours at the offices of the Corporation in Toronto, Ontario.

        At the close of business on the Record Date, 81,782,360 Common Shares were issued and outstanding. Each Common Share is entitled to one vote on each matter voted on at the Meeting.

        As of the Record Date, Kaiser-Francis Oil Company ("KFOC") held approximately 33,914,902 Common Shares of the Corporation, representing 42% of the Corporation's outstanding Common Shares. KFOC is a wholly owned subsidiary of GBK Corporation, a private company controlled by Mr. George B. Kaiser of Tulsa, Oklahoma and members of his family. To the knowledge of the directors and officers of the Corporation, no other person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to the voting securities of the Corporation.

        At the close of business on the Record Date, 12,724,202 Common Share purchase warrants were issued and outstanding. Of this amount, 1,436,782 warrants were issued in connection with Series I convertible notes due August 1, 2008 ("Series I Warrants"), 554,187 warrants were issued in connection with Series II convertible notes due December 1, 2008 ("Series II Warrants"), and 10,733,233 warrants were issued in connection with the US$86 million unit offering completed in December 2007 (including an overallotment option exercised in January 2008) ("Unit Offering Warrants"). Each warrant entitles its holder to purchase one Common Share of the Corporation at any time on or prior their respective expiry dates: March 29, 2010 in the case of the Series I Warrants, June 23, 2010 in the case of the Series II Warrants, and December 13, 2009 in the case of the Unit Offering Warrants. As of the Record Date, KFOC held approximately 718,391 Series I Warrants, 554,187 Series II Warrants and 2,683,334 Unit Offering Warrants.

DOLLAR FIGURES

        Unless expressly stated to the contrary, all "$" figures in this Circular refer to Canadian dollars.

BUSINESS OF THE MEETING

Presentation of Financial Statements

        The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2007 and the auditors' report thereon will be placed before the Meeting.

Election of Directors

        The articles of the Corporation provide for a Board consisting of a minimum of one (1) director and a maximum of ten (10) directors. The Board is authorized to fix the number of directors within the minimum and maximum. At the Meeting, Shareholders will be asked to elect six (6) directors for the ensuing one year term. The term of office of each director elected at the Meeting will end at the date of the next annual meeting of shareholders following his election or at the date of the election or appointment of his successor unless the director resigns or the office becomes vacant through death or any other reason in accordance with the by-laws of the Corporation. Management of the Corporation has been informed that, if elected, each of such nominees would be willing to serve as a director. However, in the event any such nominee is unable or unwilling to serve as a director because of death or any other unexpected occurrence, proxies will be voted in favour of the remaining nominees and for such other substitute nominee as the Board may designate.

        Management of the Corporation recommends that Shareholders vote FOR the election of the individuals set forth in the table below as directors of the Corporation. It is intended that the Common Shares represented by proxies solicited by this Circular, unless otherwise indicated, will be voted FOR the election of the individuals nominated by management as directors of the Corporation.

        The following table sets forth the name and municipality of residence of each nominee, position(s) held with the Corporation, principal occupation, the period during which the nominee has served as a director of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or discretion is exercised as of the Record Date:

Name and Municipality of Residence	Position(s) Held	Principal Occupation	Director Since	Number of Common Shares/ Warrants Owned or Controlled(1)

Steven R. Berlin(4)(5) Tulsa, Oklahoma	Director	Part-time consultant	February 2001	8,500 / 0

C. David A. Comba(2)(4) Burlington, Ontario	Director	Retired executive	March 2006	6,200 / 0

André J. Douchane(4)(6) Toronto, Ontario	Chairman and Director	President and CEO, Starfield Resources Inc.	April 2003	9,600 / 0

Robert J. Quinn(2)(3) Houston, Texas	Director	Partner, Quinn & Brooks LLP	June 2006	2,000 / 0

Gregory J. Van Staveren(2)(3) Toronto, Ontario	Director	President, Strategic Financial Services	February 2003	22,000 / 30,000

William J. Weymark(3)(4) West Vancouver, B.C.	Director	President, Weymark Engineering Ltd.	January 2007	5,000 / 0

(1)
The information with respect to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is not known to the Corporation and has been provided by the respective directors individually.

(2)
Member of Audit Committee.

(3)
Member of Governance, Nominating and Compensation Committee.

(4)
Member of Technical, Environment, Health and Safety Committee.

(5)
Mr. Berlin is an observer at Audit Committee meetings and does not exercise any voting powers in relation decisions taken by the committee. Mr. Berlin has not and will not become involved in discussions in which he may be exposed to sensitive information or where his presence would potentially create a conflict of interest due to his previous employment relationship with KFOC.

(6)
Mr. Douchane is an observer at Governance, Nominating and Compensation Committee meetings and does not exercise any voting powers in relation to decisions taken by the committee.

        Each of the foregoing individuals has held the principal occupation set forth beside his name for the past five years except as follows:

  Mr. Berlin, prior to January 2006, was Vice President of KFOC, the Corporation's largest shareholder. Prior to January 30, 2004, he was also Chief Financial Officer and Treasurer of PetroCorp Incorporated, an oil and natural gas company.

  Mr. Comba, prior to May 2005, was a mining industry association executive.

  Mr. Douchane, prior to January 2006, was President and Chief Executive Officer of the Corporation and, prior to April 2003, he was President of Management Inc., a management consulting firm. In January 2007, Mr. Douchane was appointed President and CEO of Starfield Resources Inc. a mineral properties exploration and development company in Nunavut.

  Mr. Weymark, prior to May 2007, was President and Chief Executive Officer of Vancouver Wharves Ltd. Prior to May 2004, he was President and Chief Operating Officer of Vancouver Wharves Ltd.

        Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc., which filed a voluntary Bankruptcy Petition under Chapter 11 of the United States Bankruptcy Code in an Oklahoma court on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted by the Court on March 11, 2005.

        In July 2002, the Ontario Securities Commission issued a cease trading order against Black Pearl Minerals Consolidated Inc. for failure to file required financial statements and reports. On October 3, 2002, the Ontario Securities Commission lifted the cease trading order. Another cease trading order was issued by the Ontario Securities Commission against Black Pearl Minerals Consolidated Inc. on February 3, 2004 for failure to file financial statements. This cease trading order was lifted on February 18, 2004. David Comba, a director of the company, was a director of Black Pearl Minerals Consolidated Inc. from December 1998 to April 2004.

Appointment and Remuneration of Auditors

        The aggregate fees billed by KPMG, the Corporation's external auditors for the fiscal years ended December 31, 2007 and 2006, for professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for that year were $545,771 and $442,160, respectively.

        The aggregate fees billed by KPMG for the fiscal years ended December 31, 2007 and 2006 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Corporation's financial statements engagements for that year were $362,400 and $185,714, respectively. In 2007, such fees were paid for services rendered in connection with a prospectus offering ($194,250), services in connection with French translation of the prospectus ($76,650) and services in connection with an interest payment base shelf prospectus ($91,500).

        The aggregate fees billed by KPMG for the fiscal years ended December 31, 2007 and 2006 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $19,300 and $39,503, respectively. Tax services provided included preparation of corporate tax returns and review of tax provisions. In 2007, such fees were paid for preparation of federal/provincial tax returns and an Ontario mining tax return for December 31, 2006 ($16,500) and correspondence and discussions related to investments in Finland ($2,800).

        It is intended that the Common Shares represented by proxies solicited by this Circular, unless otherwise indicated, will be voted FOR the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the Board to fix their remuneration.

Amendment to the Stock Option Plan

        On June 6, 2006, the Toronto Stock Exchange (the "TSX") published a Staff Notice respecting security based compensation arrangements such as the Corporation's stock option plan (the "Plan") relating to (i) procedures to amend stock option plans, and (ii) the extension of option expiry dates that fall within or soon after a blackout period.

        The Board considers that the flexibility afforded by the changes proposed by the Notice will enable the Plan to better achieve its purpose by enabling amendments to the Plan and options granted thereunder to be made on an expeditious basis in order to efficiently address future regulatory and commercial requirements.

        The Board proposes to replace the current amendment provision with one permitting the Board to amend the Plan at any time without the consent of shareholders, including where the change is (i) an amendment of a "housekeeping" nature, (ii) a change to the vesting provisions of any option; (iii) a change in the granting or exercise of options; and (iv) a change to the eligible participants of the Plan.

        The Board also proposes to amend the Plan to provide that should the expiration date for an option fall within a blackout period or within nine business days following the expiration of a blackout period, the expiration date for all purposes under the Plan shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period.

        The proposed amendments are subject to the approval of the TSX. The text of the proposed resolution which the shareholders are being asked to consider, and if deemed appropriate, adopt is reproduced in Schedule B of this Circular. A copy of the Plan is available upon request to the Vice President, General Counsel and Corporate Secretary of the Corporation.

        The Board approved the proposed amendment to the Plan at a meeting held on March 31, 2008 and recommends that shareholders vote for the approval of this resolution. Unless contrary instructions are indicated on the proxy form, the persons designated in the accompanying form of proxy intend to vote for the approval of the resolution.

Amendment to Stock Option Plan to Increase Number of Common Shares Reserved

        On March 31, 2008, the Board approved an increase of 3,000,000 in the number of Common Shares which may be issued under the Plan. This increased the maximum number of Common Shares that may be issued under the Plan from 2,700,000 to 5,700,000. At the Meeting, Shareholders will be called upon to vote on the resolution annexed to this Circular as Schedule C, approving this amendment to the Plan.

        At present, there are options outstanding in respect of an aggregate of 356,433 Common Shares and options have been exercised in respect of an aggregate of 1,810,810 Common Shares. As a result, the Board of Directors cannot at present grant additional stock options in excess of 532,757 under the Plan, without taking into account the March 31, 2008 amendment to the Plan. In light of the fact that the Plan is currently nearing capacity and the size of the option pool has not increased in seven years, the Board considers it appropriate at this time to use the opportunity afforded by the special meeting of shareholders to increase by 3,000,000 the number of Common Shares that may be issued under the Plan.

        The options currently outstanding in respect of an aggregate of 356,433 Common Shares represent 0.44% of the 81,707,103 Common Shares currently issued and outstanding. The resolution with respect to the increase in the number of Common Shares reserved under the Plan is annexed to this Circular as Schedule C.

Amendment to By-laws

        In order to comply with new regulations of the American Stock Exchange that took effect March 31, 2008, the Board passed By-law No. 3 to amend Section 7.3 of the Corporation's By-law No. 1. This amendment is made necessary by virtue of new rules requiring that all securities listed on U.S. exchanges, including interlisted Canadian companies and their transfer agents, be eligible for the direct registration system ("DRS"). DRS provides investors with the option to hold their securities in non-certificated form directly on the records of an issuer or transfer agent, and allows transfer agents and brokers to move shares between each other electronically. This new requirement is part of an initiative by the U.S. Securities and Exchange Commission to reduce the number of transactions involving delivery of physical share certificates.

        The Board approved the resolution passing By-law No. 3 at a meeting held on November 6, 2007 and recommends that Shareholders vote for the approval of this resolution. Unless contrary instructions are indicated on the proxy form, the persons indicated in the accompanying form of proxy intend to vote for the approval of the resolution.

        The text of the proposed resolution which the Shareholders are being asked to consider, and if deemed appropriate, adopt is reproduced in Schedule C of this Circular.

COMPENSATION OF DIRECTORS

        In 2007, the Board adopted a new compensation policy which provides that each director is entitled to an annual base retainer fee of $85,000, paid in quarterly instalments. The Chairman receives an additional $90,000 as part of the annual base retainer.

        Non-executive directors receive $1,000 remuneration for attendance at Board meetings and committee meetings. Members of the Audit committee, including observers but excluding the committee chairman, receive an additional $1,000 attendance fee one meeting per quarter convened to approve financial statements, in recognition of the time required to prepare for such meetings. The chairman of the Audit Committee receives an annual fee of $15,000 and the chairman of the Governance, Nominating and Compensation Committee and the chairman of the Technical, Environment, Health and Safety Committee receive an annual fee of $7,500.

        Directors are reimbursed for all expenditures incurred in connection with attending Board and committee meetings. In addition, any director who is required to travel a total of more than four hours for a round trip in order to attend a meeting or series of meetings is entitled to a travel fee of $1,000 as compensation for the travel time. If a director is called upon to dedicate a significant amount of time in the performance of duties above and beyond those described in the Board and committee mandates, the Board may approve additional compensation for the director provided that: (i) the compensation amount is approved in advance of the work being completed; and (ii) such compensation does not impair the director's independence, as the term is defined in Multilateral Instrument 52-110 — Audit Committees and under the rules of the American Stock Exchange.

        For the year ended December 31, 2007, the directors of the Corporation earned an aggregate of $912,475 for annual retainers and attendance at meetings of the Board and committees plus $106,158 on account of distributions under previously granted RSUs.

        Under the new director compensation policy, directors are expected to spend at least $75,000 on purchases of Common Shares of the Corporation by the later of August 2010 and three years from the date they joined the board. To achieve this target, each director shall purchase shares of North American Palladium in an amount equal to at least half of the after-tax annual base retainer fee earned until the target is achieved.

        From time to time, the Board may grant stock options and restricted share units to the non-executive directors or to newly appointed directors. See also "Incentive Plans — Equity Compensation Plan Information" and "Incentive Plans — Restricted Share Unit Plan" on pages 12 and 15 of this Circular respectively.

REPORT ON EXECUTIVE COMPENSATION

Executive Compensation

        The primary focus of the compensation strategy of the Corporation is to provide a comprehensive executive compensation package designed to attract and retain officers and senior managers while at the same time taking into consideration the overall strategies and objectives of the Corporation. The compensation strategy also recognizes the importance of balancing the financial interests and objectives of officers and other members of senior management with the financial interests and objectives of Shareholders.

        The Governance, Nominating and Compensation Committee's compensation policy in respect of executive compensation emphasizes incentive compensation linked to business success and features three major measurement indicia: (1) the performance of the employee, (2) the performance of the Corporation, and (3) the compensation paid to employees with similar responsibilities and experience in comparable companies. The performance of the employee is measured by evaluating his contribution to the performance of the Corporation in respect of corporate objectives. The performance of the Corporation is evaluated by comparing its performance against its targeted performance for a given period and by ascertaining whether the Corporation met its objectives in respect of its business strategy. The amount of bonuses that have been paid to the named executive officers for 2007 was based on a consideration of the extent to which each individual officer achieved or surpassed expectations in accordance with the compensation policy of the Corporation. With respect to executive compensation, significant emphasis is placed on the awarding of cash remuneration in the form of salaries and bonuses along with a secondary consideration for the granting of awards under annual and long term incentive plans.

        Messrs. Weymark (Chairman), Quinn and Van Staveren compose the Governance, Nominating and Compensation Committee. Mr. Douchane is an observer at Governance, Nominating and Compensation Committee meetings and does not exercise any voting powers in relation thereto. One of the roles of the Governance, Nominating and Compensation Committee is to undertake periodic, independent reviews of market conditions to ensure that the executive officers of the Corporation are paid competitively relative to other comparable participants in the industry. When deemed necessary, the Governance, Nominating and Compensation Committee may call upon outside resources to assist with these reviews and to ensure that the comprehensive packages available to executive officers are sufficient without being overly so, to retain the existing compliment of executive officers and to recruit others into this group as an integral part of facilitating and sustaining the advancement of the Corporation's strategic objectives and its ongoing operations. In 2007, the Governance, Nominating and Compensation Committee considered, among other things, production results and the successful completion of a US$86,000,000 equity offering. For more information regarding this Committee, see Corporate Governance — Governance, Nominating and Compensation Committee on page 20 of this Circular.

        The basic elements of the compensation strategy are base salary, short-term incentives and long-term incentives.

1.     Base Salary.    On an individual basis, base salaries are reviewed for each executive officer, including the President and Chief Executive Officer and, where it is deemed necessary, changes are made. In order to ensure that base salaries paid are competitive relative to other similar positions within the mining industry, surveys of such salaries are examined. Other considerations taken into account when examining base salaries include years of experience, the potential contribution which the executive officer can make to the success of the Corporation, the level of responsibility and authority inherent in the job and the importance of maintaining internal equity within the organization.

2.     Short-term Incentives.    The Corporation has a short-term incentive plan ("STIP") developed by the Governance, Nominating and Compensation Committee and approved by the Board. The President and Chief Executive Officer and other executive officers are eligible for a bonus package if certain performance criteria prescribed by the STIP are satisfied.

        The 2007 STIP had three components and the relative weighting of each component varied for each executive officer. The first component was based on achieving a production target for the Corporation, with incremental increases for exceeding the target. In 2007, the production target was achieved. The second component was based on achieving specified objectives related to the executive officers' role and the Corporation's projects. The third component was based on the leadership and managerial functions for the executive officers.

3.     Long-term Incentives.    Long-term incentives such as stock options and restricted share unit plans are means of aligning the compensation of executive officers with the performance of the Corporation. In determining whether to grant stock options to an executive officer and in determining the number of stock options granted, factors taken into consideration include the relative position of the individual officer, the contribution made by that officer during the review period and the number of stock options previously granted. Executive officers who are employees may also participate in the Corporation's RRSP plan, under which the Corporation makes matching contributions on behalf of the employee in, at the Corporation's discretion, cash, Common Shares issued from treasury, or a combination thereof.

President and Chief Executive Officer Compensation

        Mr. James D. Excell's compensation is based on that of similar positions in comparable companies. It is also based on the President and Chief Executive Officer's performance, with regard to the Corporation's overall performance, his qualifications and experience and the Corporation's progress in achieving strategic objectives. Each of these factors is weighted fairly equally in determining the compensation of Mr. Excell. The Corporation chose the companies upon which to base the President and Chief Executive Officer's compensation based on their similar industrial sector, performance and size to that of North American Palladium. Mr. Excell's compensation was compared with chief executive officers of comparable companies using a general and holistic approach and not by breaking such compensation down into smaller components.

        Mr. Excell's annual base salary for 2007 was $350,000 and he was eligible to earn an annual bonus pursuant to the Corporation's STIP of up to 70% of his base salary with an incremental increase if the Production Target was exceeded. In 2007, Mr. Excell was awarded a bonus of $298,000 based on substantially achieving each of the three STIP components described above. A portion of this bonus amount is also attributable to a special bonus to him and certain other executive officers in recognition of the successful completion of a US$86 million unit offering.

        The foregoing report has been provided by the Governance, Nominating and Compensation Committee.

  William J. Weymark
  Robert J. Quinn
  Gregory J. Van Staveren

COMPENSATION OF NAMED EXECUTIVE OFFICERS

        The following table sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for each of the past three fiscal years ended December 31 in respect of the individuals who served in the capacity of Chief Executive Officer and the Chief Financial Officer at any time during 2007 and the other three most highly compensated executive officers of the Corporation who were serving as executive officers as at December 31, 2007 and whose total salary and bonus exceeded $150,000 (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus(1) ($)	Other Annual Compensation(6) ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation(5) ($)

James D. Excell President & Chief Executive Officer	2007 2006	350,000 350,150		298,000 50,000	4,003 3,978	Nil Nil	46,806 Nil	Nil Nil	Nil Nil

G. Fraser B. Sinclair Vice President, Finance and Chief Financial Officer	2007	176,250	(2)	116,000	2,500	40,000	Nil	Nil	Nil

Trent C. A. Mell Vice President, General Counsel and Corporate Secretary	2007	116,875	(3)	87,500	1,569	30,000	Nil	Nil	Nil

David J. Passfield Vice President, Operations	2007 2006	200,000 50,000	(4)	65,500 7,000	4,497 702	Nil 30,000	Nil Nil	Nil Nil	Nil Nil

Michael C. Thompson Senior Controller and Manager, Administration	2007 2006 2005	156,000 145,150 124,267		71,671 12,000 Nil	20,780 18,559 8,381	3,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 76,494 6,745

(1)
Bonus is indicated for the year earned but is not necessarily paid in that year.

(2)
Salary information for 2007 is not for a full year of service, as Mr. Sinclair joined the Corporation on April 2, 2007. Mr. Thompson served as acting interim CFO between January 2007 and April 16, 2007.

(3)
Salary information for 2007 is not for a full year of service, as Mr. Mell joined the Corporation on April 16, 2007.

(4)
Salary information for 2006 is not for a full year of service, as Mr. Passfield joined the Corporation in October 2006.

(5)
Income from the exercise of stock options.

(6)
Other Annual Compensation consists primarily of: (i) life insurance granted to Messrs. Excell ($3,978), Sinclair ($2,475), Mell ($1,544), Passfield ($2,808) and Thompson ($2,220); (ii) RRSP contributions granted to Messrs. Passfield ($1,664) and Thompson ($5,000); and (iii) a car allowance granted to Mr. Thompson ($13,535).

        The following table sets forth the restricted share units ("RSUs") of the Corporation granted during the fiscal year ended December 31, 2007 to the Named Executive Officers.

LTIP Awards in 2007

Estimated Future Payouts Under Non-Securities-Price-Based Plans
Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Exercise Price or Base Price	Market Value of Securities Underlying Options/SARs on the Date of Grant	Expiration Date

N/A	Nil	N/A	N/A	N/A	N/A

        RSUs represent only the potential right to receive the cash value of such RSUs on the applicable vesting date and does not entitle the holder of RSUs to any rights as a shareholder, including payment of normal cash dividends. For a description of the terms of the RSU plan, see "Incentive Plans — Restricted Share Unit Plan" on page 15 of this Circular.

        The following table sets forth the options to purchase securities of the Corporation granted during the fiscal year ended December 31, 2007 to the Named Executive Officers.

Options Granted During 2007

Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

G. Fraser B. Sinclair Vice President, Finance and Chief Financial Officer	40,000	30.2%	8.45	8.45	April 1, 2015

Trent C. A. Mell Vice President, General Counsel and Corporate Secretary	30,000	22.6%	10.18	10.18	April 15, 2015

Michael C. Thompson Senior Controller and Manager, Administration	3,000	2.3%	9.08	9.08	March 1, 2015

        The following table sets forth certain information regarding options to purchase Common Shares of the Corporation held by the Named Executive Officers as at December 31, 2007 and exercised during the year ended December 31, 2007.

Aggregate Option Exercises During 2007 and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2007 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2007 ($) Exercisable/Unexercisable(1)

James D. Excell President and Chief Executive Officer	Nil	0	40,833/57,500	Nil/Nil

G. Fraser B. Sinclair Vice President, Finance and Chief Financial Officer	Nil	0	0/40,000	Nil/Nil

Trent C. A. Mell Vice President, General Counsel and Corporate Secretary	Nil	0	0/30,000	Nil/Nil

David J. Passfield Vice President, Operations	Nil	0	10,000/20,000	Nil/Nil

Michael C. Thompson Senior Controller and Manager, Administration	Nil	0	5,600/3,000	Nil/Nil

(1)
The price per Common Share at the close of business on the Toronto Stock Exchange on December 31, 2007 was $3.64.

Employment Contracts

        Mr. Excell's annual base salary in 2007 was $350,000 and his employment contract provides that, in the event that his employment is terminated without cause, he is entitled to receive one year's base salary and continuation of benefits other than disability until the earlier of the date that he starts new employment and twelve months from termination. Mr. Excell may terminate his employment at any time on two months' notice to the Corporation. Mr. Excell is eligible to receive a performance bonus at the discretion of the Board in accordance with the Governance, Nominating and Compensation Committee's compensation policy. The amount of any such performance bonus and the related performance criteria are determined from time to time by agreement between Mr. Excell and the Governance, Nominating and Compensation Committee of the Board, and are subject to approval of the Board.

        Mr. Sinclair's annual base salary in 2007 was $235,000 and his employment contract provides that, in the event that his employment is terminated without cause, he is entitled to receive one year's base salary and continuation of benefits other than disability until the earlier of the date that he starts new employment and twelve months from termination. Mr. Sinclair may terminate his employment at any time on two months' notice to the Corporation. Mr. Sinclair is eligible to receive a performance bonus at the discretion of the Board in accordance with the Governance, Nominating and Compensation Committee's compensation policy. The amount of any such performance bonus and the related performance criteria are determined from time to time by the Governance, Nominating and Compensation Committee of the Board, and are subject to approval of the Board.

        Mr. Mell's annual base salary in 2007 was $165,000 and his employment contract provides that, in the event that his employment is terminated without cause, he is entitled to receive one year's base salary and continuation of benefits other than disability until the earlier of the date that he starts new employment and twelve months from termination. Mr. Mell may terminate his employment at any time on two months' notice to the Corporation. Mr. Mell is eligible to receive a performance bonus at the discretion of the Board in accordance with the Governance, Nominating and Compensation Committee's compensation policy. The amount of any such performance bonus and the related performance criteria are determined from time to time by the Governance, Nominating and Compensation Committee of the Board, and are subject to approval of the Board.

        Mr. Passfield's annual base salary in 2007 was $200,000 and his employment contract provides that, in the event that his employment is terminated without cause, he is entitled to receive one year's base salary and continuation of benefits other than disability until the earlier of the date that he starts new employment and twelve months from termination. Mr. Passfield may terminate his employment at any time on two months' notice to the Corporation. Mr. Passfield is eligible to receive a performance bonus at the discretion of the Board in accordance with the Governance, Nominating and Compensation Committee's compensation policy. The amount of any such performance bonus and the related performance criteria are determined from time to time by the Governance, Nominating and Compensation Committee of the Board, and are subject to approval of the Board.

        Mr. Thompson's annual base salary in 2007 was $156,000. Mr. Thompson is eligible to receive a performance bonus at the discretion of the Board in accordance with the Governance, Nominating and Compensation Committee's compensation policy. The amount of any such performance bonus and the related performance criteria are determined from time to time by the Governance, Nominating and Compensation Committee of the Board, and are subject to approval of the Board.

PERFORMANCE GRAPH

        The following graph shows the yearly percentage change in the cumulative shareholder return on the Common Shares compared to the cumulative total return of the Standard & Poor/Toronto Stock Exchange Composite Index. The fixed investment as at December 31, 2003 is $100.00. The Corporation's share price at the close of business on December 31, 2003 was $10.25.

Shareholder Return Performance Graph

	2003	2004	2005	2006	2007

NAP Share Price	10.25	9.82	9.81	8.87	3.64

NAP Warrant Price	N/A	N/A	N/A	N/A	0.68

NAP	100	96	96	87	36

S&P/TSX Comp	18,732.48	21,444.89	26,618.80	31,213.49	34,282.35

S&P/TSX Comp	100	114	142	167	183

INCENTIVE PLANS

        The Corporation has a registered retirement savings plan ("RRSP Plan"), a stock option plan (the "Plan") and a restricted share unit plan ("RSU Plan").

        The following is a description of each of the RRSP Plan, the Plan and the RSU Plan.

Equity Compensation Plan Information

        The purpose of the RRSP Plan and the Plan is to attract, retain and motivate individuals with the requisite training, experience and leadership as key service providers to the Corporation and its subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation. Both the RRSP Plan and the Plan have been approved by Shareholders.

        The following table provides information on the Corporation's equity compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2)

Equity compensation plans approved by securityholders
(a) RRSP Plan	Nil	N/A	614,501
(b) Plan	356,433	9.89	532,757

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	356,433	9.89	1,147,258

RRSP Plan

        Employees, including officers of the Corporation, are entitled to participate in the RRSP Plan. The employees may make contributions to the RRSP Plan and the Corporation makes matching payments on behalf of the employees in either cash, Common Shares issued from treasury, or a combination thereof. Currently, employees who have been employed for six to 18 months are matched on a one-for-one basis up to a maximum of $2,500 per year and employees who have been employed for 19 months or more are matched on a two-for-one basis up to a maximum of $5,000 per year.

        No Common Shares will be issued under the RRSP Plan to any eligible person if the total number of shares issuable to such eligible person under RRSP Plan, together with any Common Shares reserved for issuance to such eligible person under the Plan, options for services or any other stock option plans, would exceed 5% of the issued and outstanding Common Shares of the Corporation.

        No Common Shares will be issued under the RRSP Plan to any eligible person if such issuance could result, at any time, in: (a) the number of Common Shares reserved for issuance pursuant to options under the Plan or other stock options granted to insiders (as such term is defined under Ontario securities law) exceeding 10% of the issued and outstanding Common Shares; (b) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares; or (c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares. For the purposes of the RRSP Plan, the phrase "issued and outstanding Common Shares" excludes any Common Shares issued pursuant to the RRSP Plan or any other share compensation arrangements over a preceding one-year period.

        The Board may amend or discontinue the RRSP Plan at any time. Any amendment will, if required, be subject to the prior approval of, or acceptance by, any stock exchange on which the Common Shares are listed and posted for trading.

        The price per share for Common Shares issued under the RRSP Plan is based on the simple average of the high and low price of the Common Shares on the TSX for the five trading days preceding the end of the calendar quarter. Such pricing may result in a price per share that is lower or higher than the "market price" as defined in the policies of the TSX which is the volume weighted average trading price of the listed securities on the TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately before the relevant date. A maximum of 2,000,000 Common Shares are currently reserved for issue under the RRSP Plan (approximately 2.4% of the Common Shares outstanding) of which, as of April 1, 2008, 74,073 Common Shares have been issued and 1,258,927 Common Shares are available for issuance under the RRSP Plan.

        No financial assistance is provided by the Corporation to facilitate participation in the RRSP Plan.

Stock Option Plan

        Directors, officers, employees, service providers and insiders (as such terms are defined under Ontario securities law) (each an "Eligible Person") are eligible to be granted stock options under the Plan. The Plan is administered by the Governance, Nominating and Compensation Committee. The term of options granted under the Plan may not exceed 10 years. If no determination is made by the Committee, the term of the options is three years. The exercise price of options may not be less than the closing price of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant. Options are personal to the optionee and may not be assigned to anyone other than a corporation controlled by the optionee, the shares of which are and will continue to be, owned by the optionee and/or the spouse, children and/or grandchildren of the optionee.

        If no determination is made by the Committee regarding vesting, the options vest over two years in three equal tranches, one-third on the date of the grant and one-third on each of the first and second anniversary of the date of grant. Historically, however, vesting has been over a three-year period in equal tranches. The Corporation does not provide financial assistance to Eligible Persons to facilitate the purchase of Common Shares under the Plan.

        Subject to any express resolution of the Committee, options granted prior to April 10, 2002 expire upon the optionee ceasing to be an Eligible Person, unless it is as a result of retirement, permanent disability or death. Options granted on or after April 10, 2002, subject to any express resolution of the Committee, expire (i) if the optionee is an employee dismissed without cause, 30 days after notice of dismissal, and (ii) if the optionee is a director, 30 days after the date it ceases to be a director.

        If, before the expiry of options in accordance with their terms, an optionee ceases to be an Eligible Person by reason of retirement at normal retirement age (including early retirement in accordance with the Corporation's then current plans, policies or practices) or as a result of its permanent disability, the Committee, at its discretion, may allow the optionee to exercise its options to the extent that it would have been entitled at the time of retirement or disability, at any time up to and including, but not after, a date six months following the date of such event, or prior to the close of business on the expiration date of the option, whichever is earlier.

        If an optionee dies before the expiry of options in accordance with their terms, the optionee's legal representative(s) may, subject to the terms attached to the options and the Plan, exercise the options to the extent that the optionee was entitled to do so at the date of its death at any time up to and including, but not after, a date one year following the date of the optionee's death, or prior to the close of business on the expiration date of the options, whichever is earlier.

        No options may be granted under the Plan if such grant could result, at any time, in: (a) the number of Common Shares reserved for issuance pursuant to the Plan or other stock options granted to insiders exceeding 10% of the issued and outstanding Common Shares; (b) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares; or (c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of Common Shares exceeding 5% of the issued and outstanding Common Shares. The phrase "issued and outstanding Common Shares" excludes any Common Shares issued pursuant to the Plan, or other stock options, stock option plans, employee stock purchase plans or other compensation or incentive mechanisms, over a preceding one-year period.

        The Board may amend or discontinue the Plan at any time, provided that no such amendment may materially and adversely affect options previously granted to an optionee without the consent of the optionee, except to the extent required by law. Any such amendment would be subject to the prior approval of, or acceptance by, any stock exchange on which the Common Shares are listed and posted for trading.

        Subject to the rules of any relevant stock exchange or other regulatory authority, the Board may, by resolution, advance the date on which certain options may be exercised or extend the expiration date of certain options. The Board will not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which options may be exercised by any other optionee. The Board may, by resolution, but subject to applicable regulatory requirements, decide that any of the provisions of the Plan concerning the effect of termination of the optionee's employment will not apply to any optionee for any reason acceptable to the Board.

        A maximum of 2,700,000 Common Shares may currently be issued pursuant to options granted under the Plan, representing approximately 3.3% of the number of Common Shares currently issued and outstanding. As of April 1, 2008, options have been exercised to acquire 1,810,810 Common Shares and options to acquire 391,433 Common Shares are outstanding, leaving a balance of 497,757 available for further option grants. Options which lapse or expire become available for the grant of new options under the Plan.

        During the financial year ended December 31, 2007, 5,000 Common Shares were issued upon the exercise of options and new options were granted to acquire 132,500 Common Shares. Of these new grants, options to purchase 7,500 Common Shares were granted to one director and options to purchase 70,000 Common Shares were granted to Messrs. Sinclair and Mell, new executive officers who joined the Corporation in April 2007 as Vice President, Finance and Chief Financial Officer and Vice President, General Counsel and Corporate Secretary, respectively. In addition, 3,000 options were granted to Mr. Michael Thompson, Senior Controller and Manager, Administration. To date, 35,000 options have been granted in 2008 to Mr. William Stone, who joined the company as Vice President, Exploration in February 2008.

        The following table sets forth certain information regarding options granted to directors, officers and employees that are outstanding as of April 1, 2008.

Position	Securities Under Options Granted (#)	Exercise Price ($/Security)	Expiration Date

Directors	7,500	4.75	February 2011
	101,000	11.90	June 2012
	10,000	8.83	December 2013
	35,000	8.40	June 2014
	7,500	8.87	January 2015

Officers	13,100	11.90	June 2012
	50,000	10.00	November 2013
	30,000	7.85	August 2014
	3,000	9.03	March 2015
	40,000	8.45	April 2015
	30,000	10.18	April 2015
	35,000	9.21	February 2016

Employees	8,333	11.90	June 2012
	6,000	9.03	March 2015
	15,000	8.12	October 2015

Restricted Share Unit Plan

        The purpose of the RSU Plan is to attract, retain and motivate individuals with the requisite training, experience and leadership to the Corporation and its subsidiaries and to advance the interests of the Corporation by providing such persons with appropriate compensation to strengthen the alignment of the RSU holders' interests with the interests of Shareholders.

        Directors, officers and employees are eligible to participate in the RSU Plan. The RSU Plan is administered by the Board, which may determine from time to time, after considering recommendations of the Governance, Nominating and Compensation Committee, the number and timing of RSUs to be awarded and the applicable vesting criteria, provided that the vesting period does not exceed three years.

        The value of a RSU is based on the trading price of the Common Shares. A RSU represents only the right to receive the cash value of such RSU on the applicable vesting date and does not entitle the holder of the RSU to any rights as a shareholder, including the right to receive ordinary cash dividends. If the holder resigns or the holder's employment with the Corporation is terminated for any reason, the holder will forfeit any RSUs in the holder's account at that time which have not yet vested. If the holder (i) retires from employment with the Corporation; or (ii) is an employee of the Corporation and becomes eligible for long-term disability benefits under the terms of a long term disability plan sponsored by the Corporation or is a non-executive director of the Corporation and suffers an injury, illness or disability the result of which is that the holder is unable to provide services to the Corporation for an aggregate of four months in any 12 month period, the holder will receive immediate payment in respect of the RSUs in the holder's account which have not yet vested. Outstanding RSUs are subject to normal anti-dilution events including stock dividends, and the subdivision, consolidation or reclassification of the outstanding Common Shares.

        During the year ended December 31, 2007, no RSUs were granted by the Corporation.

AGGREGATE INDEBTEDNESS

        During the past fiscal year, no director, officer, employee or former director, officer or employee of the Corporation or any of their respective associates, has been indebted, or is presently indebted, to the Corporation or any of its subsidiaries.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation maintains a directors' and officers' liability insurance policy for a maximum amount of US$25 million and a Side-A difference in condition ("Side-A DIC") liability insurance policy for which the Corporation paid a total annual premium of US$237,913. In accordance with the provisions of the Canada Business Corporations Act, the Corporation's by-laws provide that the Corporation will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity for a related entity, and its heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding to which it is made a party by reason of being or having that association with the Corporation or such other entity, if (a) the individual acted honestly and in good faith with a view to the best interests of the Corporation or the other entity, as the case may be and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. Upon such indemnification, the Corporation may recover against its insurance policy to the full extent permitted by law, subject to a deductible of US$500,000. The Side-A DIC policy provides stand-alone and direct coverage to directors and officers in circumstances where corporate indemmities and conventional D&O policies do not respond.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

        The Corporation entered into a securities purchase agreement on March 24, 2006 (the "Securities Purchase Agreement") with KFOC and IP Synergy Finance Inc. (collectively, the "Holders") that provided for the private placement of US$58.5 million principal amount of convertible notes due 2008. The repayment of the interest and the principal amount of the convertible notes under the Securities Purchase Agreement are payable in any combination of Common Shares and cash at the option of the Holders. In connection with such repayment, the Corporation issued a total of 3,462,525 Common Shares to the Holders for the year ended December 31, 2007. For the period from January 1, 2008 to April 1, 2008, the Corporation has issued an additional 3,080,857 Common Shares.

        Further pursuant to the Securities Purchase Agreement, KFOC exercised its pre-emptive right to participate in the public offering of units of the Corporation (each unit comprised of one Common Share and one half Common Share purchase warrant) on December 13, 2007. KFOC exercised its right in full resulting in its purchase of 25% of the 18,666,667 units offered, totalling 4,666,666 units at a purchase price of US$18,666,667.

        On January 9, 2008, KFOC exercised in full its pre-emptive right to participate in the over-allotment of the public offering of December 13, 2007 described above. KFOC purchased an additional 25% of the 2,800,000 unit over-allotment, totalling 700,000 units at a purchase price to KFOC of US$2,800,000.

CORPORATE GOVERNANCE

1.     Board of Directors

Independence from Management and Significant Shareholder

        During 2007, a majority of directors were independent directors in accordance with the criteria set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101"). Currently, a majority of the directors (four of six) are independent within the meaning of NI 58-101, namely Messrs. Comba, Quinn, Van Staveren and Weymark.

        Mr. Douchane, Chairman of the Board since January 1, 2006, was President and Chief Executive Officer of the Corporation prior to January 2006 and is not considered independent as defined in NI 58-101. Prior to April 2003, he was President of Management Inc., a management consulting firm.

        Prior to January 2007, Mr. Berlin was a Vice President of KFOC and is considered to be a non-independent director under NI 58-101, since three years have not elapsed since Mr. Berlin ceased to hold this position. KFOC is a significant shareholder under NI 58-101 and a lender to the Corporation. In December 2006, KFOC provided a US$5 million short-term working capital loan to finance the Corporation's working capital requirements. The outstanding balance on this loan was repaid in full in March 2007. In March 2006, the Corporation entered into the Securities Purchase Agreement with KFOC and IP Synergy Finance Inc., providing for the issuance of up to US$58.5 million of principle amount of 6.5% convertible notes. On the initial closing, KFOC purchased US$17.5 million of principle amount of 6.5% convertible notes. The Corporation also had the right, which it exercised, to require KFOC to purchase an additional US$13.5 million in convertible notes on or before June 30, 2006, the proceeds of which were to be used to pay down the remaining portion of a US$20 million non revolving credit facility that had been extended by KFOC to the Corporation in December 2001.

        The role of the Chairman is to effectively manage and provide leadership to the Board. Mr. Douchane resigned as President & CEO and was appointed non-executive Chairman effective December 31, 2005. Although Mr. Douchane is not independent in accordance with NI 58-101, the Board has not appointed an independent lead director. The Board promotes the opportunity for leadership to be exercised by its independent directors through committee chairman appointments and by providing directors with an opportunity to recommend agenda items for consideration at Board meetings.

        In 2007, the Board held 15 meetings of directors and the standing committees held 15 meetings throughout the year, as deemed necessary. The Board fosters independence from management of the Corporation by regularly excusing management from Board meetings to facilitate open and candid discussions. The committees of the Board also meet regularly without management present. In addition, each of the Technical, Environment, Health and Safety Committee and the Board make an annual trip to the Lac des Iles mine to review the operations and meet directly with mine site personnel.

        To strengthen the Board's independence from management, Mr. Excell resigned from the Board prior to assuming the role of President and CEO on January 1, 2006. Currently no member of management is a director.

        Given the foregoing, the Board believes it is independent of management and its significant shareholder.

        KFOC holds or controls approximately 41% of the issued and outstanding Common Shares. Four of six of the directors are not related to either the Corporation or the significant shareholder.

        The following table summarizes the attendance records at Board and committee meetings for each director.

Director	Board Meetings	Committee Meetings

Steven Berlin	15 of 15	Audit:	5 of 5
		Technical:	4 of 4

David Comba	15 of 15	Audit:	5 of 5
		Technical:	4 of 4

André Douchane	15 of 15	Governance:	6 of 6
		Technical:	4 of 4

Robert Quinn	15 of 15	Audit:	5 of 5
		Governance:	6 of 6

Gregory Van Staveren	15 of 15	Audit:	5 of 5
		Governance:	6 of 6

William Weymark	15 of 15	Governance:	3 of 3
		Technical:	4 of 4

Attendance record is based on the number of meetings held while the director in question was a member of the Board or committee.

"Audit" refers to the Audit Committee. "Technical" refers to the Technical, Environmental, Health and Safety Committee. "Governance" refers to the Governance and Nominating Committee, which was subsequently merged with the Compensation Committee to form the Governance, Nominating and Compensation Committee.

Mr. Berlin is an observer at Audit Committee meetings and does not exercise any voting powers in relation thereto. Mr. Berlin has not and will not become involved in discussions in which he may be exposed to sensitive information or where his presence would potentially create a conflict of interest.

Mr. Comba joined the Board on March 27, 2006, Mr. Quinn joined the Board June 21, 2006 and Mr. Weymark joined the Board January 15, 2007.

Mr. Douchane is an observer at Governance, Nominating and Compensation Committee meetings and does not exercise any voting powers in relation thereto.

Other Directorships

        Certain members of the Board are also directors of other public companies. Mr. Berlin is a director of Orchids Paper Products Company. Mr. Comba is a director of First Nickel Inc., Cogitore Resources Inc. and Regent Pacific Group Ltd. Mr. Douchane is a director of Osisko Exploration Ltd. and Golden Hope Mines Limited. Mr. Quinn is a director of Formation Capital Corporation, Mercator Minerals Ltd. and Great Western Minerals Group Ltd. Mr. Van Staveren is a director of Royal Laser Corp., Quadra Mining Ltd. and MacMillan Gold Corp. Mr. Weymark is a director Tirex Resources Ltd.

2.     Mandate of the Board of Directors

        The Board's mandate is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation. In fulfilling its mandate, the Board among other matters is responsible for: reviewing the Corporation's overall business strategy and its annual business plan; identifying principal risks and implementation of systems to manage those risks; assessing management's performance against approved business plans and industry standards; appointing officers and reviewing succession planning; developing a communication policy for the Corporation's Shareholders; and the integrity of internal control and management information systems. The Board has a written mandate, the full text of which is included in this Circular as Schedule A.

        Board meetings are held at least once per quarter, and at each meeting there is a review of the business of the Corporation. The frequency of meetings and the nature of the Board and committee items considered varies depending on the activities and priorities of the Corporation. In 2007, the Board met on 15 occasions.

3.     Interests of Directors in Competing Businesses

        From time to time, potential conflicts may arise to which the directors of the Corporation are subject in connection with the business and operations of the Corporation. The individuals concerned are governed in any conflicts or potential conflicts by applicable law and the Corporation's Code of Conduct. As of the date hereof, the following directors of the Corporation hold positions with other companies that explore for or produce platinum group metals or have other business interests, which may potentially conflict with the interests of the Corporation:

  (a)
  In January 2007, Mr. Douchane was appointed President and Chief Executive Officer of Starfield Resources Inc., a TSX Venture Exchange-listed company. Starfield Resources is involved in the exploration and development of its 100% owned Ferguson Lake nickel-copper-cobalt-palladium-platinum property located in Nunavut, Canada. Additionally, in September 2007, Mr. Van Staveren was appointed part-time Chief Financial Officer of Starfield Resources.

  (b)
  Mr. Comba is a director of First Nickel Inc., a TSX listed company, which operates the Lockerby Mine in Sudbury, Ontario, a nickel, copper and cobalt producer with platinum group credits. First Nickel is also actively exploring for nickel deposits in Sudbury and south-eastern Ontario.

4.     Position Descriptions

        The Board has written descriptions of the duties of each of the Chairman of the Board and the President and Chief Executive Officer as well as written charters for each standing board committee. The chairman of each committee presides at all meetings of the committee, is responsible for ensuring that the work of the committee is well organized and proceeds in a timely fashion and reports on the activities of the committee to the Board.

5.     Orientation and Continuing Education

        New members to the Board possessed considerable knowledge of their duties and obligations as a director through their work experience and membership on boards of directors of other reporting issuers. The Governance, Nominating and Compensation Committee is responsible for ensuring that new members are provided with the necessary information about the Corporation, its business and the factors which affect its performance. This Committee reviews and monitors the orientation of new Board members.

        Continuing education includes receiving an update of the Corporation's operations and important activities at each regularly scheduled meeting of the Board. The Board also receives regular written reports from management of the Corporation. The directors are also informed of changes in applicable laws and rules of stock exchanges that are relevant to their roles as directors.

6.     Ethical Business Conduct

        The Board has adopted a written code of conduct and ethics for its directors, officers and employees ("Code of Conduct"), a copy of which is available on the Corporation's website at www.napalladium.com, on SEDAR at www.sedar.com. Under the Code of Conduct, individuals must report in writing any situation or transaction which is or may conflict with the Code of Conduct. This report is to be made to the individual's immediate supervisor, who is obligated to report the matter to the next management level. In the case of a director, the report would be made to the Chairman and the Board. For concerns or complaints regarding accounting, internal controls or auditing matters, an individual may contact the Audit Committee directly via email. The Audit Committee chairman reports directly to the Audit Committee and the Board.

        The Board requires all directors to disclose any activities or relationships which could potentially result in a conflict of interest. Should a director declare an interest in a material contract or transaction being considered at a meeting of the Board, the director must excuse himself or herself from the meeting during consideration of the matter, and may not vote on the matter.

        The Board promotes a culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations and with Code of Conduct. Directors, officers and employees are encouraged to discuss the application of the Code of Conduct to specific circumstances with the President and Chief Executive Officer, the General Counsel and Corporate Secretary or the chairman of the Audit Committee.

7.     Board Committees

        The Board has three standing committees: Audit, the Governance, Nominating and Compensation Committee and the Technical, Environmental, Health and Safety Committee. The duties and responsibilities of each of the current standing committees are described below.

        From time to time, ad hoc committees of the Board may be constituted to deal with special requirements of the Corporation.

Audit Committee

        The Audit Committee meets with the Corporation's auditors before the submission of audited annual financial statements to the Board and at any other instance deemed necessary. The Committee is responsible for assessing the performance of the Corporation's auditors and for reviewing the Corporation's financial reporting and internal controls. The Committee has adopted a charter, ratified by the Board, which describes roles and responsibilities to the members of the Committee. The Committee met 5 times during the fiscal year ended December 31, 2007.

        The Committee is comprised of Mr. Van Staveren (chairman), Mr. Comba and Mr. Quinn. Mr. Berlin is an observer at Committee meetings and he is not entitled to vote on matters considered by the Committee. Messrs. Van Staveren, Comba and Quinn are independent as such term is defined in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110"). Prior to January 1, 2006, Mr. Berlin was an executive officer of KFOC and is not considered independent by virtue of such relationship. Mr. Berlin had briefly served as a voting member of the Audit Committee due to a vacancy that arose upon Mr. Excell's resignation from the Board in December 2005. Section 3.5 of MI 52-110 exempted Mr. Berlin from the independence requirement until the annual meeting of Shareholders held June 21, 2006, at which time he was replaced. Mr. Berlin is a certified public accountant and has considerable experience in finance and accounting. The Board determined that it was in the best interests of Shareholders to appoint Mr. Berlin to the Audit Committee for this interim period.

        The Corporation discovered an inadvertent violation of Section 121 of the American Stock Exchange ("AMEX") Company Guide in 2006. Mr. Van Staveren has a brother who is a partner at KPMG LLP ("KPMG"), the Corporation's outside auditor. As a result of Mr. Van Staveren's brother's affiliation with KPMG, Mr. Greg Van Staveren is not independent within the meaning of Section 121A(f) of the AMEX Company Guide, which provides that a director who is, or has an immediate family member who is, a current partner of a listed company's outside auditor is not independent. However, Note 5 to the Commentary to Section 121 of the AMEX Company Guide provides that foreign companies are permitted to follow home country practice in lieu of the audit committee requirements specified in Section 121, provided that such companies comply with Rule 10A-3 under the Exchange Act. Mr. Greg Van Staveren's familial relationship with KPMG does not impair his independence under Rule 10A-3. The Corporation is in compliance with the director independence and audit committee requirements under applicable Canadian requirements. The Corporation applied to the AMEX for a waiver of the foregoing requirements of Section 121 of the AMEX Company Guide. This waiver was granted on March 10, 2006.

Governance, Nominating and Compensation Committee

        The members of the Governance, Nominating and Compensation Committee are Messrs. Weymark (chairman), Quinn and Van Staveren. Mr. Douchane is an observer at Governance, Nominating and Compensation Committee meetings and does not exercise any voting powers in relation thereto. The Committee is comprised of a majority of independent directors.

        One of the Committee's responsibilities is to oversee matters relating to corporate governance including: (i) formulating formal guidelines on corporate governance to provide appropriate guidance to the Board and the directors as to their duties; (ii) ensuring that such guidelines, once adopted by the Board, are implemented and that the directors and the Board as a whole comply with such guidelines; (iii) reviewing such guidelines annually and recommending changes when necessary or appropriate; and (iv) assessing the size, composition and dynamics of the Board and reporting to the Board with respect to appropriate candidates for nomination to the Board.

        When a vacancy on the Board occurs or is anticipated, the Committee has been mandated to conduct an extensive search for candidates with suitable qualifications, skills and experience. Suitable candidates are contacted and, if interested, interviewed by the Committee and a recommendation is then made to the Board. The Board will then interview the candidate before making a decision to appoint a candidate or nominate him or her for election to the Board.

        The Committee also considers the adequacy and form of compensation of directors and makes recommendations to the Board. The Committee overseas periodic, independent reviews of director compensation of comparable companies and the responsibilities and risks involved in being an effective director, in assessing realistic compensation levels for the directors of the Corporation.

        In 2007, the Governance, Nominating and Compensation Committee held 6 meetings.

Technical, Environment, Health and Safety Committee

        The Technical, Environment, Health and Safety Committee has four members, Messrs. Comba (Chairman), Berlin, Douchane and Weymark. The Committee acts as adviser to management and the Board on matters concerning the environment, health and safety, and exploration, mining, metallurgy and other technical issues. In 2007, the Committee met on 4 occasions.

7.     Assessments

        The Board as a whole is responsible for assessing its own performance. Each director is required to complete a written questionnaire to the Chairman of the Board who summarizes the responses and reports the results to the Board.

        The Governance, Nominating and Compensation Committee annually examines the size of the Board and the effectiveness and contribution of the individual directors. The effectiveness of each committee of the Board is also considered by the Committee during deliberations on recommendations for proposed committee nominations.

        The Committee believes that the size of the Board and the qualifications, skills and experience of the Board is appropriate to effectively carry out its duties and responsibilities.

ADDITIONAL INFORMATION

        Additional information relating to the Corporation is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Corporation's website at www.napalladium.com. Financial information about the Corporation is provided in the comparative financial statements and management discussion and analysis of operating and financial results ("MD&A") for its most recently completed financial year.

        The Corporation will provide to any person or company, upon request to its Corporate Secretary, a copy of:

  (1)
  its latest Annual Report, including management's discussion and analysis of financial and operating results;

  (2)
  its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

  (3)
  its financial statements for the year ended December 31, 2007, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

  (4)
  its Management Information Circular for its last annual meeting of Shareholders.

        The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS' APPROVAL

        The contents of this Circular and the sending thereof to Shareholders of the Corporation have been approved by the Board of Directors.

DATED at Toronto, Ontario this April 18, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

André J. Douchane Chairman

SCHEDULE A

OBLIGATIONS, DUTIES AND ROLE OF THE BOARD OF DIRECTORS

A.    OBLIGATIONS

1.
The board of directors (the "Board") shall assume the responsibility for the stewardship of the Corporation and shall:

(a)
supervise the management of the business and affairs of the Corporation; and

(b)
act in accordance with the Corporation's obligations contained in the Canada Business Corporations Act (the "CBCA"), the securities legislation of each province and territory of Canada, the governance guidelines of the Toronto Stock Exchange and the American Stock Exchange, other relevant legislation and regulations and the Corporation's articles and by-laws.

2.
As a matter of policy, the following matters must be considered by the Board as a whole and may not be delegated to a committee:

(a)
changing the membership of, or filling a vacancy in, any committee;

(b)
appointing and removing officers, unless such appointment or removal is carried out by an executive committee; and

(c)
such matters, if any, as may be specified in the resolution establishing any committee.

3.
Pursuant to the CBCA, the following additional matters must be considered by the Board as a whole and may not be delegated to a committee:

(a)
submission to the shareholders of any question or matter requiring the approval of the shareholders;

(b)
filling a vacancy in the office of auditor;

(c)
issuing securities except in the manner and on the terms authorized by the directors;

(d)
declaring dividends;

(e)
purchasing or redeeming or any other form of acquiring shares issued by the Corporation;

(f)
paying a commission or allowing a discount to any person in consideration of that person subscribing or agreeing to subscribe for shares of the Corporation or procuring or agreeing to procure subscriptions for any such shares;

(g)
approving management proxy circulars;

(h)
approving any take-over bid circular or directors' circular;

(i)
approving the annual financial statements of the Corporation; and

(j)
adopting, amending or repealing the by-laws of the Corporation.

B.    DUTIES

        The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving other powers to itself. Subject to the articles and by-laws of the Corporation, the Board retains the responsibility for managing its own affairs including planning its composition, selecting its Chairman, nominating candidates for election to the Board, appointing committee members and determining director compensation. The Board's principal duties fall into the following six categories.

1.     Selection of the Management

  The Board has the responsibility for:

  (a)
  appointing and replacing the CEO, monitoring CEO performance, determining CEO compensation and providing advice and counsel in the execution of the duties of the CEO;

  (b)
  approving the appointment and remuneration of all corporate officers, acting upon the advice of the CEO; and

  (c)
  ensuring that adequate provision has been made for management succession.

2.     Monitoring and Acting

  The Board has the responsibility to:

  (a)
  monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

  (b)
  take action when performance falls short of its goal or in other special circumstances (for example, mergers and acquisitions or changes in control);

  (c)
  identify principal risks and ensure appropriate systems to manage those risks are implemented; and

  (d)
  approve any payment of dividends to shareholders.

3.     Strategy Determination

  The Board has the responsibility to participate with management directly or through its committees, in developing and approving the mission of the Corporation, its objectives and goals, and the strategy by which it proposes to reach those goals.

4.     Policies and Procedures

  The Board has a particular responsibility to:

  (a)
  confirm that the Corporation operates at all times within applicable laws and regulations, and to the highest ethical and moral standards (pursuant to the Code of Conduct);

  (b)
  approve and monitor compliance with significant policies and procedures by which the Corporation is managed; and

  (c)
  ensure that the integrity of the internal control and information management systems is maintained.

5.     Reporting to Shareholders

  The Board has the responsibility for:

  (a)
  ensuring that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

  (b)
  ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards;

  (c)
  ensuring, to the extent it is aware, the timely reporting of any other developments that have a significant and material impact on the value of the Corporation and in setting out its future plans and strategies; and

  (d)
  reporting annually to shareholders on its stewardship for the preceding year.

6.     Legal Requirements

  The Board is responsible for confirming that legal requirements have been met and that documents and records have been properly prepared, approved and maintained.

C.    CONSTITUTION AND ROLE OF THE BOARD OF DIRECTORS

1.     Board Composition

  (a)
  Constitution of the Board

    The Board will be constituted with at least an equality of individuals who qualify as unrelated and independent directors.

    If the Corporation has a significant shareholder, the Board will include, at a minimum, a proportion of unrelated directors that fairly represents the investment in the Corporation by shareholders other than the significant shareholder.

    The Board will determine annually whether it is constituted with the appropriate number of unrelated or independent directors, as the case may be, and will report its conclusions, and the analysis supporting the conclusions, as required by applicable laws.

  (b)
  Board Membership

    The Board is responsible for selecting nominees for appointment or election to the Board. The Board delegates the nomination process to the Governance, Nominating and Compensation Committee with the input from the Chairman of the Board and the President and Chief Executive Officer.

    The Governance, Nominating and Compensation Committee reviews with the Board on an annual basis, the appropriate diversity, skills and experience required of Board members in the context of the needs of the Board, and will recommend increasing, decreasing or replacing directors to facilitate more effective governance of the Corporation.

    The Governance, Nominating and Compensation Committee will provide an orientation and education program for new recruits to the Board.

  (c)
  Board Size

    The Board will annually consider its size and will increase or decrease the number of directors to facilitate more effective leadership and decision making.

  (d)
  Inside and Outside Directors

    An "inside" director is a director who is an officer or employee of the Corporation or of any of its affiliates. An "outside" director is a director who is not a member of management. The only inside director may be the President and Chief Executive Officer.

2.     Resignation or Withdrawal

  (a)
  Directors who Change their Present Employment Responsibility

    Any director who changes the responsibility he or she held when elected to the Board should offer to resign from the Board. This will provide an opportunity for the Governance, Nominating and Compensation Committee to review the continued appropriateness of that person's Board membership under the changed circumstances.

  (b)
  Retirement at Age 72

    No person shall be nominated by the Board to serve as a director after he or she has reached the age of 72 and no incumbent director shall stand for re-election after he or she reaches the age of 72.

3.     Relationship with Management

  The Board functions independently of management, and the role of Chairman is separate from that of President and CEO. The Chairman's role is to effectively manage and provide leadership to the Board while the role of the CEO is to provide the day-to-day leadership and management of the Corporation.

  (a)
  The President will be the Chief Executive Officer of the Corporation.

  (b)
  The CEO formulates Corporation policies and proposed actions and presents them to the Board for approval. The CEO keeps the Board fully informed of the Corporation's progress towards the achievement of, and of all material deviations from, the goals or objectives and policies established by the Board in a timely and candid manner.

  (c)
  The CEO speaks for North American Palladium Ltd. Individual Board members may meet or otherwise communicate with various constituencies but only with the knowledge of the CEO and, in most instances, at the request of the CEO.

4.     Strategic Plan

  The Board, with the assistance of the CEO, is responsible for establishing the long-term goals and objectives of the Corporation.

  The initiative for developing and modifying the corporate strategies to achieve these goals and objectives must come from management. The Board may assist in the development of the strategies, act as a resource, contribute ideas and ultimately approve the strategy, but management will lead this process.

  The Board is responsible for monitoring management's success in implementing the strategies to achieve such goals and objectives and ensuring that the strategies are modified appropriately.

5.     Performance Evaluation

  (a)
  CEO Evaluation

    One of the most important aspects of effective governance is the relationship between the CEO and the Board. It is crucial that the Board is fully informed and that the CEO has a forum for drawing on the wisdom and experience that exists within the Board. While it is expected that full and frank dialogue will exist between the CEO and the Board, a CEO review process at least once a year ensures that this communication takes place. It allows for a full and healthy dialogue between the Board and the CEO regarding corporate and individual performance.

  (b)
  Board Evaluation

    The Board is committed to evaluating its own performance on an annual basis. The review process is also an opportunity to provide input to the Chairman on its performance.

    This assessment is designed to evaluate the Board's contribution as a whole and to review areas in which the Board believes a better contribution can be made. Its purpose is to increase the effectiveness of the Board, not to single out individual Board members.

6.     Meetings

  The Board will meet on a scheduled basis five times per year and more frequently if required. The Chairman, with the assistance of the CEO, will be responsible for establishing the agenda for Board meetings. A significant portion of each meeting will be spent examining future plans and strategies.

  The Chairman shall solicit from the members of the Board recommendations as to matters to be brought before the Board and shall ensure that such matters receive a fair hearing. The Chairman shall have the same voting powers as all directors and will determine, consistent with the Corporation's bylaws, which matters require a vote. In the case of an equality of votes, the Chairman, in addition to his or her original vote, shall have the casting vote.

  Management will deliver a meeting agenda and background material on agenda items to directors not less than 5 business days prior to each meeting, so that Directors can prepare for the Board meetings.

  As a matter of principle, directors should always be made aware by the Chairman whether they are discussing issues or proposals for discussion purposes only or to make a decision.

  (a)
  Guests at Board Meetings

    Guests may be invited by the Board and CEO to make presentations to the Board. Should the CEO wish to invite other people as attendees on a regular basis, the CEO should first seek the concurrence of the Board.

  (b)
  Access to Senior Management

    The Board should meet on a regular basis without management present. However, the Board encourages the CEO to bring into Board meetings employees who can provide additional insight into the items being discussed and/or who have potential and should be given exposure to the Board.

    If a director is in the situation of having to contact an employee directly, the director will ensure that this contact is not distracting to the business operation of the Corporation. The CEO should be made aware of the substance of such contact.

7.     Board Information

  Prior to each quarterly meeting, the Board should receive the following information from management:

  (a)
  a letter from the President and CEO outlining major accomplishments and issues; and

  (b)
  a summary of each agenda item that requires a thorough debate of various courses of action and concluding with management's recommendations and summary of the risks. The directors should receive this information not less than 5 business days prior to each meeting.

8.     Board Committees

  The Board may form a committee of directors and delegate to such committee any powers of the directors, subject to Section 115 of the CBCA. A committee shall generally be composed of outside directors, a majority of whom are unrelated and independent directors, although some board committees may include one inside director.

  Subject to the Corporation's by-laws and any resolution of the Board, a committee may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Where neither the Board nor the committee has determined the rules or procedures to be followed by the committee, the rules and procedures set out in the by-laws, paragraphs 8 to 15, shall apply with necessary modifications.

  The roles of the committees with respect to the Board are discussed below:

  (a)
  Committee Membership

    Committee members are appointed by the Board on the recommendation of the Chairman in consultation with the CEO and the Governance, Nominating and Compensation Committee and with consideration of the desires of individual Board members.

    Consideration will be given to rotating committee members periodically.

    Committee chairmen are selected by the Board on the recommendation of the Chairman. The chairman of a committee presides at all meetings of the committee and is responsible to see that the work of the committee is well organized and proceeds in a timely fashion.

    All directors may attend meetings of any Committee at the Committee chairman's invitation, but may not vote and may not be counted for the purposes of the quorum.

  (b)
  Committee Meetings and Agendas

    The committee chairman, in consultation with committee members, will determine the location, frequency and length of the meetings of the committee. The Audit Committee shall meet at least four times per year to review the annual and interim financial statements. All other committees shall meet at least annually. The chairman of the committee, in consultation with the CEO or the appropriate senior manager, will develop the committee's agenda.

    Notice of meetings shall be given by letter, facsimile or other means of recorded electronic communication, or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meetings before or after the holding thereof.

  (c)
  Committee Responsibilities

    Committees analyze, consistent with their terms of reference, strategies and policies which are developed by management. Committees may make recommendations to the Board but, unless specifically mandated to do so, do not take action or make decisions on behalf of the Board.

    A committee may, from time to time, request assistance of external advisors who the committee requires to research, investigate and report on matters within a committee's term of reference. This request should be approved by the Board and coordinated through the Chairman and CEO.

  (d)
  Reporting

    Each committee has a duty to report to the Board all matters that it considers to be important for Board consideration. All minutes of committees should be attached to the Board minutes and forwarded to each member of the Board by the Corporate Secretary of the Corporation in a timely manner.

9.     Director Compensation

  Remuneration of directors is established by the Board on the recommendation of the Governance, Nominating and Compensation Committee and shall be generally in line with that paid by public companies of a similar size and type.

  The Board encourages Board members to own shares in the belief that share ownership facilitates the directors' identification with the interests of the shareholders. Under a new policy adopted in 2007, Directors are expected to spend at least $75,000 on purchases of common shares of the Corporation by the later of August 2010 and three years from the date they joined the board. To achieve this target, each director shall purchase shares of North American Palladium in an amount equal to at least half of the after-tax annual base retainer fee earned until the target is achieved.

10.   Corporate Standards of Conduct

  The Board has the responsibility for ensuring that standards of conduct are established and for monitoring compliance by the Corporation.

  The Corporation has established an Environmental Policy, Occupational Health and Safety Policy and Code of Conduct.

11.   Access to Outside Advisors

  Individual directors or a group of directors may engage an outside advisor at the expense of the Corporation in appropriate circumstances. The engagement of the outside advisor should be coordinated through the Chairman and the CEO, and be subject to Board approval.

SCHEDULE B

RESOLUTION REGARDING AMENDMENTS TO STOCK OPTION PLAN

WHEREAS the Board of Directors considers it desirable to amend the Stock Option Plan of the Corporation (the "Plan") to provide for amendment procedures and the extension of option expiry dates which fall within or soon after a blackout period;

AND WHEREAS the Board of Directors considers that the flexibility afforded by the proposed changes will enable the Plan to better achieve its purpose by enabling amendments to the Plan and options granted thereunder to be made on an expeditious basis in order to efficiently address future regulatory and commercial requirements;

BE IT RESOLVED:

THAT section 9.1 of the Plan be stricken and replaced with the following:

"9.1    Amendment, Suspension or Termination of the Plan

(a)   Subject to the provisions of section 9.2 of the Plan, the Board may from time to time amend, suspend or terminate this Plan, or the terms of any previously granted Option, provided that no such amendment to the terms of any previously granted Option may, except as expressly provided in the Plan, or with the written consent of the Optionee, adversely alter or impair the terms or conditions of such Option previously granted to such Optionee under this Plan as more fully described at subsection (b) of this section 9.1.

Any amendment to this Plan, or to the terms of any Option previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from such governmental entity or stock exchange.

For greater certainty and without limiting the foregoing, the Board may amend, suspend, terminate or discontinue the Plan, or any previously granted Option, as applicable, without obtaining the approval of shareholders of the Corporation in order to:

  (i)
  amend the eligibility for, and limitations or conditions imposed upon, participation in the Plan;

  (ii)
  amend any terms relating to the granting or exercise of Options, including but not limited to terms relating to the amount and payment of the Exercise Price, or the vesting, expiry, assignment or adjustment of Options;

  (iii)
  permit the granting of deferred or restricted shares under the Plan;

  (iv)
  add or amend any terms relating to the provision of financial assistance to Optionees or resulting in Eligible Persons receiving securities of the Corporation while no cash consideration is received by the Corporation, including pursuant to a cashless exercise feature;

  (v)
  make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange;

  (vi)
  correct or rectify any ambiguity, defective provision, error or omission in the Plan or in any Option; or

  (vii)
  amend any terms relating to the administration of the Plan, including the terms of any administrative guidelines or other rules related to the Plan.

(b)   Notwithstanding the foregoing subsection (a) of this section 9.1:

  (i)
  no amendment to the terms of any previously granted Option may, except as expressly provided in the Plan, or with the written consent of the Optionee,

B-1

    adversely alter or impair the terms or conditions of such Option previously granted to such Optionee under this Plan;

  (ii)
  any amendment to this Plan, or to the terms of any Option previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from such governmental entity or stock exchange; and

  (iii)
  none of the following amendments may be made without shareholder approval:

  (a)
  any increase in the number of shares reserved for issuance or issuable under the Plan;

  (b)
  any reduction in the exercise price of previously granted options;

  (c)
  any cancellation and reissue of previously granted options;

  (d)
  any amendment that extends the term of an award beyond the original Expiry which benefits insiders;

  (e)
  amendments to Eligible Persons that may permit the introduction or reintroduction of such individuals on a discretionary basis;

  (f)
  any amendment which would permit equity based awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

  (g)
  any increase in the limits to insider participation with a plan;

  (h)
  any change in the fixed number or percentage of securities issuable pursuant to a plan;

  (i)
  the addition of a cashless exercise feature; and

  (j)
  any change in the amendments provisions of this or any subsequent plan.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines or other rules adopted by the Board and in force at the time of such termination shall continue in effect as long as any Options under the Plan or any rights pursuant thereto remain outstanding. Notwithstanding such termination of the Plan, the Board may make any amendments to the Plan or to the terms of any outstanding Options that it would be entitled to make if the Plan were still in effect."

THAT the following be added to section 7, "Exercise of Options":

    "7.4    In the event that the expiration date for an Option falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the expiration date for such Option for all purposes under the Plan."

THAT any Director or Officer of North American Palladium Ltd. be and is hereby authorized to sign and deliver, for and on behalf of the Corporation, all such notices, documents and instruments, including an amendment to the Plan, and to do such other acts and things as may be considered necessary or desirable to give effect to this resolution.

B-2

SCHEDULE C

RESOLUTION REGRADING INCREASE NUMBER OF SHARES
RESERVED UNDER STOCK OPTION PLAN

WHEREAS a maximum of 2,700,000 common shares may be issued under the Stock Option Plan of the Corporation;

AND WHEREAS on March 31, 2008, the Board of Directors of the Corporation approved an amendment to section 4.1 of the Stock Option Plan so as to increase the maximum number of common shares that may be issued thereunder to 5,700,000;

AND WHEREAS pursuant to the policies of the Toronto Stock Exchange, it is necessary to obtain the approval of the shareholders of the Corporation with respect to the foregoing amendment to the Stock Option Plan.

BE IT IS RESOLVED:

THAT section 4.1 of the Stock Option Plan be amended so as to read as follows:

    "4.1    Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan, subject to any adjustment of such number pursuant to the provisions of Article 8 hereof, shall not exceed 5,700,000 or such greater number of Shares as may be determined by the Board and approved, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority. Optioned Shares in respect of which Options are not exercised shall be available for subsequent Options. No fractional Shares may be purchased or issued under the Plan."

C-1

SCHEDULE D

RESOLUTION REGARDING AMENDMENTS TO BY-LAWS
TO PERMIT NON-CERTIFICATED HOLDING OF COMMON SHARES

WHEREAS the Common Shares and warrants of the Corporation are listed on the American Stock Exchange (the "Amex");

AND WHEREAS new regulations adopted by the Amex require that all securities listed on the exchange be eligible for the direct registration system (DRS), such that investors have the option to hold their securities in non-certificated form directly on the records of an issuer or transfer agent and such that transfer agents and brokers may to move shares between each other electronically;

AND WHEREAS Board of Directors considers it desirable to amend by-laws of the Corporation to permit the Corporation's securities to be DRS eligible;

BE IT RESOLVED:

THAT a by-law to amend Section 7.3 of By-law No. 1 of the Corporation be enacted as a by-law of the Corporation such that section 7.3 read as follows:

    "7.3    Transfer of Shares — Subject to the Act, no transfer of a security issued by the Corporation will be registered except upon (i) presentation of the security certificate representing the security with an endorsement which complies with the Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may require, (ii) payment of all applicable taxes and fees and (iii) compliance with the Articles of the Corporation. If no security certificate has been issued by the Corporation in respect of a security issued by the Corporation, clause (i) above may be satisfied by presentation of a duly executed security transfer power, together with such reasonable assurance that the security transfer power is genuine and effective as the Board may require."

D-1

QuickLinks

  Exhibit 99.2
SOLICITATION OF PROXIES
APPOINTMENT AND REVOCATION OF PROXY
EXERCISE OF DISCRETION BY PROXIES
VOTING OF SHARES
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
DOLLAR FIGURES
BUSINESS OF THE MEETING
COMPENSATION OF DIRECTORS
REPORT ON EXECUTIVE COMPENSATION
COMPENSATION OF NAMED EXECUTIVE OFFICERS
PERFORMANCE GRAPH
Shareholder Return Performance Graph
INCENTIVE PLANS
AGGREGATE INDEBTEDNESS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
CORPORATE GOVERNANCE
ADDITIONAL INFORMATION
DIRECTORS' APPROVAL
SCHEDULE A OBLIGATIONS, DUTIES AND ROLE OF THE BOARD OF DIRECTORS
SCHEDULE B RESOLUTION REGARDING AMENDMENTS TO STOCK OPTION PLAN
SCHEDULE C RESOLUTION REGRADING INCREASE NUMBER OF SHARES RESERVED UNDER STOCK OPTION PLAN
SCHEDULE D RESOLUTION REGARDING AMENDMENTS TO BY-LAWS TO PERMIT NON-CERTIFICATED HOLDING OF COMMON SHARES